Filed by Power & Digital Infrastructure Acquisition II Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Power & Digital Infrastructure Acquisition II Corp.

Commission File No. 001-41151

Montana Technologies and GE Vernova Agree to Form a Joint Venture to Manufacture Transformational Air Conditioning and Atmospheric Water Harvesting Products

Combining GE Vernova’s Proprietary Sorbent Materials and Coating Processes with Montana’s Patented AirJoule® System Can Reduce Energy Consumption and Carbon Emissions in Air Conditioning, While Reducing or Eliminating Refrigerants and Providing Pure Water from Air

The 50/50 Relationship Will Leverage Montana’s Global Supply Agreement With BASF, the World’s Largest Chemical Company and Manufacturer of Adsorbent Material at Production Scale

RONAN, MT, January 29, 2024 – Montana Technologies LLC (“Montana”) today announced an agreement to form a joint venture with GE Vernova, a global leader in electrification, decarbonization, and energy solutions, to incorporate GE Vernova’s proprietary sorbent materials into systems that utilize Montana’s patented AirJoule® dehumidification, air conditioning, and atmospheric water harvesting technology. Pending customary closing conditions, the transaction is anticipated to close in the first quarter of this year.

The joint venture will exclusively manufacture and supply products incorporating the combined technologies to leading original equipment manufacturers and customers in the Americas, Africa, and Australia. The joint venture will also leverage Montana’s global supply agreement with BASF, which is expected to supply the new sorbent materials at production scale. The joint venture follows the recent execution of an agreement between Montana and Carrier Corp. to commercialize the AirJoule® technology in Carrier’s Heating, Ventilation, and Air Conditioning (HVAC) products throughout the Americas, Europe, India, and the Middle East.

“We are excited that the combination of proprietary water harvesting technologies developed by GE Vernova’s Advanced Research team with Montana’s AirJoule® system represents a major breakthrough in air-conditioning and air-to-water generation,” said GE Vernova Vice President of Business Development Rob Duffy. “Our joint venture with Montana is an opportunity to make an important impact on our world, our environment, and our future.”

Combining GE Vernova’s proprietary sorbents and coating processes with Montana’s AirJoule® technology is expected to improve the atmospheric water harvesting efficiency of the AirJoule® system. The AirJoule® system utilizes a self-regenerating pressure swing adsorption method to harvest thermal energy and pure water from air. Incorporating GE Vernova’s sorbent innovations into this proprietary system has the potential to reduce electricity consumption as compared to conventional air conditioning cooling systems and result in a corresponding reduction in carbon emissions as well as a reduction, or in some cases elimination, of refrigerants. In addition, the combined technologies can harvest pure water from air at low cost, offering a potential solution to water scarcity around the world.

“We are looking forward to the opportunity to join together with GE Vernova,” said Matt Jore, CEO of Montana. “The sorbent and coating innovations developed by the GE Vernova Advanced Research team combined with the AirJoule® system developed at Montana represent an opportunity to accelerate the energy- water nexus frontier, thereby reducing the cost and carbon footprint byproducts of air conditioning and fostering the cost-effective production of pure water from air.”

“Combining world-class technologies and capabilities, the joint venture will be positioned as a technology leader in the marketplace,” said Bryan Barton, Senior Director of Marketing, Ventures and Incubation at GE Vernova. “When working directly with end-use customers or HVAC and Water OEMs, these deep technical capabilities enable the JV to execute and deliver their transformative products.”

Montana announced on June 5, 2023, that it will combine with Power & Digital Infrastructure Acquisition II Corp (XPDB) (“XPDB”) and list on the NASDAQ (the “Proposed Business Combination”). The Proposed Business Combination is expected to close in the first quarter of 2024. GE Vernova expects to spin-off from General Electric Company in early April 2024.

Pat Eilers, CEO of XPDB, said, “The consummation of the joint venture partnership between GE Vernova and Montana is a remarkable advancement for the commercialization of AirJoule®. It also provides further validation of the AirJoule® technology, and support for the business combination between XPDB and Montana to access the public markets to finance the anticipated demand for the joint venture’s breakthrough technologies.”

About Montana Technologies

Montana Technologies is an atmospheric thermal energy and water harvesting technology company that provides efficient and sustainable air conditioning and pure water from air through its transformational AirJoule® technology. For more information, visit www.mt.energy.

About GE Vernova

GE Vernova is a purpose-built global energy company that includes Power, Wind, and Electrification businesses and is supported by its accelerator businesses of Advanced Research, Consulting Services, and Financial Services. Building on over 130 years of experience tackling the world’s challenges, GE Vernova is uniquely positioned to help lead the energy transition by continuing to electrify the world while simultaneously working to decarbonize it. GE Vernova helps customers power economies and deliver electricity that is vital to health, safety, security, and improved quality of life. GE Vernova is headquartered in Cambridge, Massachusetts, U.S., with more than 80,000 employees across 100+ countries around the world. GE Vernova’s Advanced Research business is an innovation powerhouse, operating at the intersection of science and creativity to turn cutting edge research into impactful realities. Advanced Research collaborates with GE Vernova’s businesses across a broad range of technical disciplines to accelerate the energy transition.

About Power & Digital Infrastructure Acquisition II Corp

Power & Digital Infrastructure Acquisition II Corp (XPDB) is a blank check company incorporated in Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Forward Looking Statements

Certain statements in this press release may be considered "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 and within the meaning of the federal securities laws with respect to the Proposed Business Combination between XPDB and Montana Technologies, including statements regarding the benefits of the Proposed Business Combination, the anticipated timing of the Proposed Business Combination, the likelihood and ability of the parties to successfully consummate the Proposed Business Combination, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, the amount of funds to be invested by Carrier, the impact, cost and performance of the AirJoule® technology once commercialized, the services offered by Montana and the markets in which Montana operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and XPDB's or Montana's projected future results. These forward-looking statements generally are identified by the words "believe," "predict," "project," "potential," "expect," "anticipate," "estimate," "intend," "strategy," "future," "forecast," "opportunity," "plan," "may," "should," "will," "would," "should," "will be," "will continue," "will likely result," and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of XPDB securities; (ii) the risk that the Proposed Business Combination may not be completed by XPDB's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by XPDB; (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Proposed Business Combination by XPDB's stockholders, the satisfaction of the minimum aggregate transaction proceeds amount following redemptions by XPDB's public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the failure to obtain financing to complete the Proposed Business Combination and to support the future working capital needs of Montana; (v) the effect of the announcement or pendency of the Proposed Business Combination on Montana's business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of Montana and potential difficulties in Montana's employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against XPDB or Montana related to the agreement and the Proposed Business Combination; (viii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (ix) the ability to maintain the listing of the XPDB's securities on the NASDAQ; (x) the price of XPDB's securities, including volatility resulting from changes in the competitive and highly regulated industries in which Montana plans to operate, variations in performance across competitors, changes in laws and regulations affecting Montana's business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination, including the possibility of cost overruns or unanticipated expenses in development programs, and the ability to identify and realize additional opportunities; (xii) the enforceability of Montana's intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (xiii) other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in XPDB's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on the website of the Securities and Exchange Commission (the "SEC") at www.sec.gov and other documents filed, or to be filed with the SEC by XPDB, including the Registration Statement (as defined below). The foregoing list of factors is not exhaustive. There may be additional risks that neither XPDB or Montana presently know or that XPDB or Montana currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in XPDB's definitive proxy statement contained in the Registration Statement, including those under "Risk Factors" therein, and other documents filed by XPDB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and XPDB and Montana assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither XPDB nor Montana gives any assurance that either XPDB or Montana will achieve its expectations.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the Proposed Business Combination, XPDB has filed a registration statement on Form S-4 (the "Registration Statement") that includes a preliminary prospectus and preliminary proxy statement of XPDB. The definitive proxy statement/final prospectus and other relevant documents will be sent to all XPDB stockholders as of a record date to be established for voting on the Proposed Business Combination and the other matters to be voted upon at a meeting of XPDB's stockholders to be held to approve the Proposed Business Combination and other matters (the "Special Meeting"). XPDB may also file other documents regarding the Proposed Business Combination with the SEC. The definitive proxy statement/final prospectus will contain important information about the Proposed Business Combination and the other matters to be voted upon at the Special Meeting and may contain information that an investor will consider important in making a decision regarding an investment in XPDB's securities. Before making any voting decision, investors and security holders of XPDB and other interested parties are urged to read the Registration Statement and the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about the Proposed Business Combination.

Investors and security holders will also be able to obtain free copies of the definitive proxy statement/final prospectus and all other relevant documents filed or that will be filed with the SEC by XPDB through the website maintained by the SEC at www.sec.gov, or by directing a request to XPDB, 321 North Clark Street, Suite 2440, Chicago, IL 60654, or by contacting Morrow Sodali LLC, XPDB's proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

XPDB, Montana and certain of their respective directors, executive officers may be deemed participants in the solicitation of proxies from XPDB's stockholders with respect to the Proposed Business Combination. A list of the names of those directors and executive officers of XPDB and a description of their interests in XPDB is set forth in XPDB's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Proposed Business Combination may be obtained by reading the Registration Statement regarding the Proposed Business Combination when it becomes available. The documents described in this paragraph are available free of charge at the SEC's website at www.sec.gov, or by directing a request to XPDB, 321 North Clark Street, Suite 2440, Chicago, IL 60654. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the Proposed Business Combination when available.

No Offer and Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of XPDB, Montana or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Press Contacts

Montana Technologies:

Andy Maas; Daniel Yunger

Kekst CNC

MTMediaInquiries@kekstcnc.com

GE Vernova:

Treacy Reynolds, Public Affairs

Treacy.Reynolds@ge.com